Exhibit 21.1
FORTINET, INC. SUBSIDIARIES

Entity	Jurisdiction of Incorporation

Fortinet International, Inc.	Cayman Islands
Fortinet UK, Ltd.	United Kingdom
Fortinet Technologies (Canada), Inc.	Canada
Fortinet Japan K.K.	Japan
Fortinet Information Technology (Beijing) Co., Ltd.	China
Fortinet Information Technology (Tianjin) Co., Ltd.	China
Fortinet Malaysia SDN. BHD.	Malaysia
Fortinet Singapore Private Limited	Singapore
Fortinet Technologies India Private Limited	India
Fortinet S.A.R.L.	France
Fortinet GmbH	Germany
Fortinet Federal, Inc.	U.S.A.
Fortinet BV	Netherlands
Fortinet Mexico	Mexico